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                                                      EXHIBIT 1
                                                   NEWS RELEASE



        AK STEEL REPORTS EARNINGS FOR SECOND QUARTER OF 1999


   MIDDLETOWN, OH, July 15, 1999 -- AK Steel (NYSE: AKS) reported earnings of $7.9 million, or $0.13 per diluted share of common stock, for the second quarter of 1999. The results include an extraordinary charge of $12.0 million, net of tax, or $0.20 per diluted share, related to the refinancing of the company's $325 million 10-3/4% Senior Notes Due 2004. Excluding the extraordinary item, earnings were $19.9 million, or $0.33 per diluted share in the 1999 second quarter.

   Operating profit was $53.6 million, or $40 per ton for the quarter. Revenues for the 1999 second quarter were a record $682.6 million on record shipments of 1,345,000 tons. Shipments of value-added cold-rolled and coated products reached a record quarterly mark of 1,021,000 tons, or 76% of total shipments.

Rockport Works Construction Completed

   "The continued ramp-up of Rockport Works is quickly helping AK Steel to enrich its product mix with additional value-added products," said Richard M. Wardrop, Jr., chairman and chief executive officer. "The very significant news from AK Steel's second quarter is that it marks the completion of construction with the early start-up of the continuous carbon pickling line in late June."

   Ground was broken for AK Steel's Rockport Works in February of
1997 and the first line began operating in June of 1998, three months ahead of schedule. Each major operating unit has begun operations about three months ahead of schedule.

   For the first six months of 1999, AK Steel earned $35.5 million, or $0.59 per diluted share of common stock after the extraordinary charge of $0.20 per share. First half revenues were $1.3 billion on shipments of 2.6 million tons. Operating profit was $101 million for the first half, or $39 per ton.

Dividend Declared

   The company also said its board of directors declared a quarterly common stock dividend of $0.125 per share, payable on August 25, 1999, to shareholders of record on July 26, 1999.

   AK Steel produces flat-rolled steel for automotive, appliance, construction and manufacturing industries and employs about 5,800 people. Note to Editors: Previous earnings and other information about AK Steel company is available on the company's web site at www.aksteel.com.


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

       AK Steel Statement of Income & Earnings Per Share Data
                 ($ Millions except per share data)

                           Three Months Ended  Six Months Ended
                                 June 30,            June 30,
                             1999       1998    1999      1998
                           ------------------  ----------------

Shipments (000 tons)         1,345      1,172   2,619     2,260

Net Sales                    $682.6     $612.0  $1,314.8  $1,200.2


Cost of Products Sold         562.5      503.0   1,084.0     986.6
Selling and Administrative     32.6       29.5      62.8      58.7
  Expense
Depreciation                   33.9       21.2      67.1      42.4
                             ------     ------  --------  --------
Total Operating Costs         629.0      553.7   1,213.9   1,087.7
                             ------     ------  --------  --------

Operating Profit               53.6       58.3     100.9     112.5

Interest Expense               24.0       11.6      48.7      27.3
Other Income                    2.4        6.0       5.6      12.9
                             ------     ------  --------  --------

Income Before Income Taxes     32.0       52.7      57.8      98.1
Income Tax Provision           12.1       19.3      10.3      36.3
                             ------     ------  --------  --------

Income Before Extraordinary    19.9       33.4      47.5      61.8
 Item
Extraordinary Item            (12.0)       --      (12.0)      --
                             ------     ------  --------  --------
 Net Income                  $  7.9     $ 33.4  $   35.5  $   61.8
                             ------     ------  --------  --------
                             ------     ------  --------  --------


Earnings Per Share Data
(Shares in 000's)
-----------------------
Basic Earnings Per Share:
 Income Before Extraordinary $  0.33    $  0.56 $    0.80 $  1.04
  Item
 Extraordinary Item            (0.20)       --      (0.20)    --
 Net Income                     0.13       0.56      0.60    1.04

Weighted Average Shares       59,476    59,246    59,325    59,585
 Outstanding

Diluted Earnings Per Share:
 Income Before Extraordinary $  0.33    $  0.56 $   0.79 $   1.03
  Item
 Extraordinary Item            (0.20)       --     (0.20)     --
 Net Income                     0.13       0.56     0.59     1.03

Weighted Average Shares       60,154    59,584    59,930    59,893
 Outstanding




                                5
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